FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of January, 2003

Commission File Number  001-31335

                               AU Optronics Corp.
                (Translation of registrant's name into English)

                              No. 1 Li-Hsin Road 2
                         Science-Based Industrial Park
                                Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  X                       Form 40-F
                         ---                                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                      No  X
                        ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
--------------

                               INDEX TO EXHIBITS

Item
-----
1. Press release entitled, "AU OPTRONICS AND FUJITSU TO ANNOUNCE EXTENSIVE COLLABORATION IN L1QUID CRYSTAL DISPLAYS", dated January 28, 2003.
2.     Presentation material entitled, "2002 4th Quarter Results" dated
       January 28, 2003.
3. Press release entitled, "AU Optronics Corp. Announces FY 2002 Unconsolidated Results" dated January 28, 2003.
4. Press release entitled, "NMV's 17" SXGA Monitor, utilizing AU Optronics' Panel is Chosen by PC USER Magazine as Editors' Choice", dated January 20, 2003.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          AU Optronics Corp.


Date: January 29, 2003                    By: /s/ Max Weishun Cheng
      ----------------                       -----------------------------------
                                             Name:  Max Weishun Cheng
                                             Title: Chief Financial Officer

                                                                         Item 1

au
optronics                                                          News Release


FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com


                 AU OPTRONICS AND FUJITSU TO ANNOUNCE EXTENSIVE
                   COLLABORATION IN L1QUID CRYSTAL DISPLAYS

Hsinchu, Taiwan, January 28th, 2003 -

      AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today signed a memorandum of understanding ("MOU") with Fujitsu Limited and Fujitsu Display Technologies Corporation on comprehensive collaboration in the L1Quid Crystal Displays (LCDs) field. The extensive collaboration, which has been approved by Boards of Directors of both parties, covers a wide range of joint effort in R&D, technology, manufacturing capability and business development. The collaboration includes also an equity investment to be made by AU Optronics in Fujitsu Display Technologies Corporation.

     As part of the collaboration, AU Optronics will take a 20% equity stake in Fujitsu Display Technologies Corporation, currently a wholly owned subsidiary of Fujitsu Limited that develops, manufactures and markets LCDs, with the remaining 80% to be held by Fujitsu Limited. The companies will join forces in the development of advanced design, process and production technologies, as well as manufacturing capacity au
optronics                                                          News Release

cooperation. In addition, AU Optronics will be entitled to use Fujitsu Display's intellectual property, to further promote Fujitsu's advanced display technologies through cross-licensing and other technology cooperation agreements going forward.

      The formation of the collaboration signals a important milestone in the global flat panel display industry, representing not only ground-breaking cross-border collaboration of two leading multinationals, but also further enhancing the ties between Japan and Taiwan corporates in response to the tectonic shift in the fundamental economics of the global flat panel display industry, as premier players team up in a broadly unified partnership to maximize business potential, economic benefits and cost efficiencies.

      "Fujitsu is a global LCD technology leader with remarkable intellectual property such as the state-of-the-art wide view angle MVA ("Multi-domain Vertical Alignment") technology widely adopted for large size LCD panel applications." Said Mr. KY Lee, chairman and chief executive officer of AU Optronics. "The partnership sets an example for the industry, bringing together Fujitsu Display Technologies' accumulated expertise in advanced LCD design and technologies and AUO's prowess in manufacturing, and signifies an innovative form of collaboration that has expanded beyond mere technology transfer to a broad based system-wide cooperation - the combined leading technologies and world-class manufacturing capabilities of both parties will further solidify our leadership position in the flat panel display industry."

ABOUT AU OPTRONICS

      AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a world-leading manufacturer of TFT-LCD modules. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

au
optronics                                                          News Release

      Currently AUO operates three 3.5-generation and one fourth-generation TFT-LCD fab. A fifth-generation TFT-LCD fab., currently under trial run and equipment installation, is expected to begin commercial production in the second quarter of 2003. AUO also operates three module assembly facilities, and one R&D fab. specializing in low temperature poly silicon TFT and organic LED.

      In addition to manufacturing and assembly facilities in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through two business units including Audio Video Displays Applications and Information Displays Applications. The Company had net sales under ROC GAAP of NT$75.5 billion (US$2.15 billion) in 2002. Website: http://www.auo.com


ABOUT FUJITSU
Fujitsu is a leading provider of customer-focused IT and communications solutions for the global marketplace. Pace-setting technologies, high-reliability/performance computing and telecommunications platforms, and a worldwide corps of systems and services experts make Fujitsu un1Quely positioned to unleash the infinite possibilities of the broadband Internet to help its customers succeed. Headquartered in Tokyo, Fujitsu Limited (TSE:6702) reported consolidated revenues of 5 trillion yen (about US$38 billion) for the fiscal year ended March 31, 2002. Website: http://www.fujitsu.com


ABOUT FUJITSU DISPLAY TECHNOLOGIES CORPORATION
Fujitsu Display Technologies Corporation, a wholly owned subsidiary of Fujitsu Limited, develops, manufactures and markets LCD panels. Headquartered in Kawasaki, the company was established in June 2002 as part of a reorganization of Fujitsu's LCD business.
                                     # # #

                                                                         Item 2

au
optronics                                              [GRAPHIC OMITTED]




                           2002 4th Quarter Results

                               [GRAPHIC OMITTED]


                               January 28, 2003

Agenda

o    Welcome and Introduction

o    4Q'02 & 2002 Financial Results                          Max Cheng
     (unaudited & unconsolidated)

o    Remarks                                                  K.Y. Lee

o    Q&A                                               K.Y. Lee et.al.

[GRAPHIC OMITTED]

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements can be found in AU Optronics' registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002.


[GRAPHIC OMITTED]

2002 Financial Summary

o  Growth
   >  4Q'02 Revenue: +6.4% YoY; -6.8% QoQ
   >  2002 Revenue: +100.9% YoY
   >  Unit Shipment:
      - Large Panels: 2.15 million in 4Q'02; 8.27 million for 2002
      - Small & Medium Panels (A/V): 3.09 million in 4Q'02;
        9.09 million for 2002

o  Profitability
   >  2002 Operating Margin = 11.4%
   >  2002 Basic EPS = NT$1.65; Fully Diluted = NT$1.58(a)

o  Liquidity
   >  NT$21,426 million operating cash flow in 2002
   >  NT$25,659 million in cash and cash equivalents

(a) Basic EPS and Full Diluted EPS were calculated based on 3,639.8 million and 3,894.8 million shares, respectively

[GRAPHIC OMITTED]

Collaboration with Fujitsu in LCDs

o       Join Forces with Fujitsu Limited and Fujitsu Display
        Technologies Corporation in L1Quid Crystal Displays, combining leadership technologies and world-class manufacturing capability

o       Collaboration includes a 20% equity investment of Fujitsu
        Display Technologies, a Fujitsu Limited subsidiary that develops, manufactures and markets LCDs

o       Technology / R&D: Joint Development Program

o Intellectual Property Rights / Patents: AUO will be entitled to use all intellectual property developed by Fujitsu Display

o       Extensive Business Cooperation

[GRAPHIC OMITTED]

2002 Income Statement by Quarter

Amount: NT$ Billion Except Per Share Data

                           1Q'02           2Q'02           3Q'02           4Q'02           2002
                         Amt     %       Amt     %       Amt     %       Amt     %       Amt     %
                       -------------   -------------    ------------    ------------    ------------
Net Sales               19.7   100%     22.7    100%     17.1   100%     16.0   100%     75.5   100%
Cost of Goods Sold     (16.4)  -83%    (16.7)   -74%    (14.7)  -86%    (14.9)  -93%    (62.8)  -83%
                       -------------   -------------    ------------    ------------    ------------
  Gross Profit           3.3    17%      5.9     26%      2.4    14%      1.1     7%     12.7    17%
Operating Expenses      (0.9)   -5%     (1.1)    -5%     (1.0)   -6%     (1.1)   -7%     (4.1)   -5%
                       -------------   -------------    ------------    ------------    ------------
  Operating Income       2.4    12%      4.9     21%      1.4     8%     (0.1)    0%      8.6    11%
Net Non-operating
  Income (Exp.)         (0.3)   -2%     (1.0)    -4%     (0.5)   -3%     (0.7)   -5%     (2.6)   -3%
                       -------------   -------------    ------------    ------------    ------------
  Income before Tax      2.0    10%      3.9     17%      0.9     5%     (0.8)   -5%      6.0     8%
Income Tax Credit (Exp.) 0.0     0%      0.0      0%      0.0     0%      0.0     0%      0.0     0%
                       -------------   -------------    ------------    ------------    ------------
  Net Income             2.0    10%      3.9     17%      0.9     5%     (0.8)   -5%      6.0     8%
                       =============   =============    ============    ============    ============
    Basic EPS (NT$)      0.6             1.2              0.1            (0.3)            1.7
    Fully Diluted EPS
     (NT$) (a)           0.6             1.1              0.2            (0.2)            1.6

(a) Total weighted average outstanding shares of 3,206, 3,603 million; 3,282, 3,687 million; 3,514, 3,826 million and 3,640, 3,895 million were used in Basic and Fully Diluted EPS calculation for 1Q'02, 2Q'02, 3Q'02, 4Q'02 and Year 2002, respectively.


[GRAPHIC OMITTED]

 4Q 2002 Income Statement - QoQ Comparison

Amount: NT$ Million Except Per Share Data

                                 4Q'02           3Q'02             QoQ
                                 Actual          Actual          Change%
                            --------------   --------------      -------
Net Sales                    15,964  100.0%   17,123  100.0%       -6.8%
Cost of Goods Sold          (14,912) -93.4%  (14,685) -85.8%        1.5%
                            --------------   --------------      -------
  Gross Profit                1,052    6.6%    2,438   14.2%      -56.9%
Operating Expenses           (1,102)  -6.9%   (1,024)  -6.0%        7.6%
                            --------------   --------------      -------
  Operating Income              (50)  -0.3%    1,413    8.3%     -103.5%
Net Non-operating
  Income (Exp.)                (727)  -4.6%     (543)  -3.2%       33.9%
                            --------------   --------------      -------
  Income before Tax            (778)  -4.9%      870    5.1%     -189.3%
Income Tax Credit (Exp.)          0    0.0%        0    0.0%        0.0%
 Net Income                    (778)  -4.9%      870    5.1%     -189.3%
                            ==============   ==============      =======
  Basic EPS (NT$)(a)          (0.29)            0.13             -323.1%
  Fully Diluted EPS (NT$)(a)  (0.23)            0.17             -235.3%

(a) Total weighted average outstanding shares of 3,640 million and 3,895 million were used in Basic and Full Diluted EPS calculation for 4Q'02, while 3,514 million and 3,826 million were used for 3Q'02, respectively.



[GRAPHIC OMITTED]

4Q 2002 Balance Sheet & Cash Flow
- QoQ Comparison

Amount: NT$ Million

                                               4Q'02                3Q'02           QoQ
                                              Actual                Actual         Change %
                                        ----------------      ---------------      --------
Cash & Cash Equivalents                  25,659     20.3%      26,382    20.4%      -2.7%
LT Debt                                  25,163     19.9%      27,355    21.2%      -8.0%
Equity                                   77,828     61.5%      78,441    60.7%      -0.8%
Total Assets                            126,622    100.0%     129,129   100.0%      -1.9%
-------------------------------------------------------------------------------------------
Depreciation & Amortization               3,448                 3,354                2.8%
Capital Expenditure                       5,828                 3,040               91.7%
Inventory                                 7,670                 8,704              -11.9%
-------------------------------------------------------------------------------------------
Debt to Equity (Fully Diluted)             42.2%                 42.6%
Net Debt to Equity (Fully Diluted)          9.7%                  9.7%



[GRAPHIC OMITTED]

   4Q 2002 Income Statement - YoY Comparison

 Amount: NT$ Million Except Per Share Data

                                            4Q'02                 4Q'Ol            YoY
                                           Actual                Actual          Change %
                                    ------------------    ------------------     --------
Net Sales                            15,964      100.0%    15,007      100.0%       6.4%
 Cost of Goods Sold                 (14,912)     -93.4%   (15,785)    -105.2%      -5.5%
                                    ------------------    ------------------     --------
   Gross Profit                       1,052        6.6%      (778)      -5.2%         -
 Operating Expenses                  (1,102)      -6.9%      (799)      -5.3%      38.0%
                                    ------------------    ------------------     --------
   Operating Income                     (50)      -0.3%    (1,577)     -10.5%     -96.8%
 Net Non-operating Income (Exp.)       (727)      -4.6%       348          -          -
                                    ------------------    ------------------     --------
   Income before Tax                   (778)      -4.9%    (1,229)      -8.2%     -36.7%
 Income Tax Credit (Exp.)                 0        0.0%        (0)       0.0%         -
                                    ------------------    ------------------     --------
   Net Income                          (778)      -4.9%    (1,229)      -8.2%     -36.7%
                                    ==================    ==================     ========
      Basic EPS (NT$)(a)              (0.29)                (0.43)                    -
      Fully Diluted EPS (NT$) (a)     (0.23)                (0.43)                    -


(a) Total weighted average outstanding shares of 3,640 million and 3,895 million were used in Basic and Full Diluted EPS calculation for 4Q'02, respectively, while 2,870 million shares were used for the 3Q'01 EPS calculation


[GRAPHIC OMITTED]

  4Q 2002 Balance Sheet & Cash Flow
  -   YoY Comparison

Amount: NT$ Million

                                          4Q'02                  4Q'01           YoY
                                          Actual                 Actual        Change %
                                   -----------------      ----------------     ---------
Cash & Cash Equivalents             25,659      20.3%       6,443      6.2%      298.3%
LT Debt                             25,163      19.9%      39,878     38.6%      -36.9%
Equity                              77,828      61.5%      43,947     42.5%       77.1%
Total Assets                       126,622     100.0%     103,383    100.0%       22.5%

Depreciation & Amortization          3,448                  2,802                 23.0%
Capital Expenditure                  5,828                  2,311                152.1%
Inventory                            7,670                  8,596                -10.8%

Debt to Equity (Fully Diluted)        42.2%                  64.2%
Net Debt to Equity (Fully Diluted)     9.7%                  52.3%


[GRAPHIC OMITTED]

2002 Income - Statement Yearly Comparison

Amount: NT$ Million Except Per Share Data

                                  2002                    2001                 Y0Y         2002
                                  Unconsolidated          Unconsolidated     Change %    Consolidated
                                  --------------          --------------     --------    --------------
Net Sales                          75,507  100.0%         37,589   100.0%       100.9%   75,689   100.0%
Cost of Goods Sold                (62,766) -83.1%        (40,374) -107.4%        55.5%  (63,606)  -84.0%
                                  --------------          --------------     --------    --------------
  Gross Profit                     12,741   16.9%         (2,785)   -7.4%           -    12,083    16.0%
Operating Expenses                 (4,134)  -5.5%         (3,498)   -9.3%           -    (4,367)   -5.8%
                                  --------------          --------------     --------    --------------
  Operating Income                  8,607   11.4%         (6,283)  -16.7%           -     7,716    10.2%
Net Non-operating income (Exp.)    (2,584)  -3.4%           (462)   -1.2%       459.4%   (1,693)   -2.2%
                                  --------------          --------------     --------    --------------
Income before Tax                   6,023    8.0%         (6,745)  -17.9%                 6,023     8.0%
Income Tax Credit (Exp.)                0    0.0%             34     0.1%       -99.9%        0     0.0%
                                  --------------          --------------     --------    --------------
Net Income                          6,023    8.0%         (6,710)  -17.9%           -     6,023     8.0%
                                  --------------          --------------     --------    --------------
  Basic EPS (NT$)(a)                 1.65                  (2.34)                   -      1.65
  Fully Diluted EPS (NT$)(a)         1.58                  (2.34)                   -      1.58

(a) Total weighted average outstanding shares of 3,640 million and 3,895 million were used in Basic and Full Diluted EPS calculation for 4Q'02, respectively, while 2,870 million shares were used for the 3Q'01 EPS calculation


[GRAPHIC OMITTED]

Large Size Panel Shipment and ASP Trend

[graphic omitted]

                Unit Shipment            Blended ASP
                  ('000)                   (US$)
                -------------            -----------
1Q'O1              664                     $227
2Q'01              952                     $189
3Q'Ol            1,059                     $197
4Q'Ol            1,932                     $195
1Q'02            2,160                     $237
2Q'02            2,204                     $270
3Q'02            1,760                     $235
4Q'02            2,145                     $184



[GRAPHIC OMITTED]

Sales Breakdown by Application

[GRAPHIC OMITTED]

            A/V       Notebook     Monitor    Others
            ---       --------     -------    ------
1Q'O1       15%          70%         13%         3%
2Q'01       14%          59%         25%         3%
3Q'Ol       13%          32%         53%         3%
4Q'Ol        8%          36%         52%         5%
1Q'02        6%          35%         56%         4%
2Q'02        7%          37%         54%         3%
3Q'02       13%          22%         62%         3%
4Q'02       12%          22%         64%         2%



[GRAPHIC OMITTED]

2002 Installed Capacity by Fabs

             Substrate Size       2001         6/2002       12/2002
FAB              (mm)           Capacity     Capacity      Capacity
--------------------------------------------------------------------
L2(G3.5)        610 x  720         37,500       45,000        45,000
--------------------------------------------------------------------
L3(G3.5)        610 x  720         35,000       35,000        35,000
--------------------------------------------------------------------
L5(G3.5)        600 x  720         50,000       58,000        60,000
--------------------------------------------------------------------
L6(G40)         680 x  880         35,000       45,000        60,000
--------------------------------------------------------------------
L8(G5.0)       1100 x 1250           n.a.         n.a.        50,000
(2003F)                                                       (2003F)



[GRAPHIC OMITTED]

Capital Commitment and Capacity

o    2002 Actual CAPEX: NT$16 billion (~US$460 million)

o    4Q 2002 Actual CAPEX: NT$6 billion (~US$165 million)

o    4Q 2002 Utilization Rate: 85%

o    2003 Estimated CAPEX:    ~NT$35 billion (~US$1,000 million)

     >    L8 Fab (G5): 50K substrates / month

     >    C1 Fab (G5 Color Filter) Phase I:60K substrates / month

     >    L9 Fab (G5): 70K substrates / month


[GRAPHIC OMITTED]
                               http://www.auo.com
                               ------------------
                                  IR@auo.com
                                  ----------



[GRAPHIC OMITTED]

                               AU OPTRONICS CORP.
                         UNCONSOLIDATED BALANCE SHEET*
                           As of Dec 31, 2002 and 2001

    (Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD))


                                                      Dec 3l, 2002              Dec 3l, 2001             YoY
                                             -----------------------------  -------------------   ------------------
ASSETS                                         USD         NTD          %       NTD          %     Change         %
-----------------------------------------    ------      ------     ------   -------      -----   -------     ------
Cash and Cash Equivalents                       738      25,659       20.3     6,443        6.2    19,216      298.2
Short-Term Investment                            92       3,182        2.5     5,027        4.9    (1,845)     (36.7)
Notes & Accounts Receivables                    292      10,159        8.0     9,043        8.7     1,116       12.3
Inventories                                     221       7,670        6.1     8,596        8.3      (926)     (10.8)
Other Current Assets                             78       2,718        2.1     1,345        1.3     1,373      102.1
                                             ------      ------     ------   -------      -----   -------     ------
   Total Current Assets                       1,421      49,388       39.0    30,454       29.4    18,934       62.2
                                             ------      ------     ------   -------      -----   -------     ------
Long-Term Investments                            32       1,115        0.9       259        0.3       856      330.5
                                             ------      ------     ------   -------      -----   -------     ------
Fixed Assets                                  2,702      93,897       74.2    80,082       77.5    13,816       17.3
Less Accumulated Depreciation                  (734)    (25,518)     (20.2)  (14,558)     (14.1)  (10.960)      75.3
                                             ------      ------     ------   -------      -----   -------     ------
   Net Fixed Assets                           1,968      68,379       54.0    65,524       63.4     2,856        4.4
                                             ------      ------     ------   -------      -----   -------     ------
Other Assets                                    223       7,740        6.1     7,146        6.9       594        8.3
-----------------------------------------    ------      ------     ------   -------      -----   -------     ------
   Total Assets                               3,643     126,622      100.0   103,383      100.0    23,239       22.5
                                             ======      ======     ======   =======      =====   =======     ======

LIABILITIES
-----------------------------------------
Short Term Loans                                  0           0        0.0     2,544        2.5    (2,544)    (100.0)
Accounts Payable                                349      12,139        9.6    10,745       10.4     1,394       13.0
Current Installments of
  Long-term Liabilities                         273       9,492        7.5     4,804        4.7     4,688       97.6
Other Current Liabilities                        54       1,889        1.5     1,385        1.3       504       36.4
                                             ------      ------     ------   -------      -----   -------     ------
   Total Current Liabilities                    676      23,520       18.6    19,478       18.9     4,042       20.8
                                             ------      ------     ------   -------      -----   -------     ------
Long-Term Borrowings                            621      21,592       17.0    23,689       22.9    (2,097)      (8.9)
Long-Term Commercial Paper                       37       1,288        1.0     4,169        4.0    (2,881)     (69.1)
Bonds and Convertible Bonds Payable              66       2,283        1.8    12,021       11.6    (9,738)     (81.0)
Other Long-Term Liabilities                       3         111        0.1        79        0.1        32       40.5
                                             ------      ------     ------   -------      -----   -------     ------
Total Liabilities                             1,403      48,794       38.5    59,436       57.5   (10,642)     (17.9)
                                             ------      ------     ------   -------      -----   -------     ------

SHAREHOLDERS' EQUITY
-----------------------------------------
Common Stock                                  1,158      40,243       31.8    29,706       28.7    10,537       35.5
Capital Surplus                                 913      31,718       25.0    17,998       17.4    13,720       76.2
Retained Earnings                               173       6,023        4.8    (3,766)               9,789     (259.9)
Cumulative Translation Adjustment                 1          27        0.0         9        0.0        18      200.0
Treasury Stock                                   (5)       (183)      (0.1)        0        0.0      (183)       0.0
                                             ------      ------     ------   -------      -----   -------     ------
   Total Stockholders' Equity                 2,240      77,828       61.5    43,947       42.5    33,881       77.1
                                             ------      ------     ------   -------      -----   -------     ------
Total Liabilities & Stockholders' Equity      3,643     126,622      100.0   103,383      100.0    23,239       22.5
                                             ======      ======     ======   =======      =====   =======     ======

Note: New Taiwan dollars amounts have been translated into U.S. dollars at the rate of NT$ 34.753 per U.S. dollar at the end of Dec. 2002

*    All 2002 figures are unaudited, prepared by AU Optronics.

                               AU OPTRONICS CORP.
                        UNCONSOLIDATED INCOME STATEMENT*
                    For The Year Ended Dec 31, 2002 and 2001
     (Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)
                           Except for Per Share Data)


                                                                    Year over Year Comparison
                                                      --------------------------------------------------
                                                           2002                % of    2001         YoY
                                                       USD        NTD         Sales     NTD        Chg %
                                                      -----     ------        -----   ------      ------
Net Sales                                             2,184     75,507        100.0   37,589       100.9
Cost of Goods Sold                                    1,816     62,766         83.1   40,374        55.5
                                                      -----     ------        -----   ------      ------
   Gross Profit (Loss)                                  369     12,741         16.9   (2,785)     (557.5)
                                                      -----     ------        -----   ------      ------
Operating Expenses
   Selling                                               14        500          0.7      438        14.2
   Administrative                                        41      1,401          1.9    1,203        16.5
   Research and Development                              65      2,233          3.0    1,856        20.3
                                                      -----     ------        -----   ------      ------
Total Operating Expenses                                120      4,134          5.5    3,497        18.2
                                                      -----     ------        -----   ------      ------
Total Operating Income (Loss)                           249      8,607         11.4   (6,282)     (237.0)
                                                      -----     ------        -----   ------      ------

Net Non-Operating Income (Expenses)                     (75)    (2,584)        (3.4)    (462)      459.3
                                                      -----     ------        -----   ------      ------
Income (Loss) before Income Tax                         174      6,023          8.0   (6,744)     (189.3)
                                                      -----     ------        -----   ------      ------
Income Tax (Expense) Benefit                              0          0          0.0       34      (100.0)
                                                      -----     ------        -----   ------      ------
Net Income (Loss)                                       174      6,023          8.0   (6,710)     (189.8)
                                                      =====     ======        =====   ======      ======

Basic Earnings (Loss) Per Share                       0.048       1.65                 (2.34)
                                                      -----     ------                ------
Basic Earnings (Loss) Per ADS                         0.479      16.55                (23.38)
                                                      -----     ------                ------
Weighted Average Number of Shares Outstanding (2)                3,640                 2,870
                                                                ------                ------

Note:(1) New Taiwan dollars amounts have been translated into U.S. dollars at the weighted average rate of NT$34.5653 per U.S. dollar for the year of 2002

     (2) One ADR equals 10 ordinary shares

* All 2002 figures are unaudited, prepared by AU Optronics.

                               AU OPTRONICS CORP.
                        UNCONSOLIDATED INCOME STATEMENT*
                For the Three Months Ended Dec 31, 2002 and 2001
            (Expressed in Millions New Taiwan Dollars (NTD) and U.S.
                    Dollars (USD) Except for Per Share Data)

                                                   Year over Year Comparison                       Sequential Comparison
                                     ---------------------------------------------   ----------------------------------------------
                                         4Q 2002         % of    4Q 2001      YoY         4Q 2002         % of    3Q 2002      QoQ
                                      USD       NTD      Sales     NTD        Chg      USD      NTD       Sales    NTD        Chg%
                                    -----     ------     -----   ------    ------   ------    -------     -----   ------     -----
Net Sales                             462     15,964     100.0   15,007       6.4      462     15,964     100.0   17,123      (6.8)
Cost of Goods Sold                    431     14,912      93.4   15,785      (5.5)     431     14,912      93.4   14,685       1.5
                                    -----     ------     -----   ------    ------   ------    -------     -----   ------     -----
  Gross Profit (Loss)                  30      1,052       6.6     (778)   (235.2)      30      1,052       6.6    2,438     (56.8)
                                    -----     ------     -----   ------    ------   ------    -------     -----   ------     -----
Operating Expenses
  Selling                               3        106       0.7      181     (41.4)       3        106       0.7      122     (13.1)
  Administrative                       11        392       2.4      232      69.0       11        392       2.4      339      15.6
  Research and Development             17        604       3.8      386      56.5       17        604       3.8      564       7.1
                                    -----     ------     -----   ------    ------   ------    -------     -----   ------     -----
Total Operating Expenses               32      1,102       6.9      799      37.9       32      1,102       6.9    1,025       7.5
                                    -----     ------     -----   ------    ------   ------    -------     -----   ------     -----
Total Operating Income(Loss)           (1)       (50)     (0.3)  (1,577)    (96.8)      (1)       (50)     (0.3)   1,413    (103.5)
                                    -----     ------     -----   ------    ------   ------    -------     -----   ------     -----
Net Non-Operating Income(Expenses)    (21)      (728)     (4.6)     348    (309.2)     (21)      (728)     (4.6)    (543)     34.l
                                    -----     ------     -----   ------    ------   ------    -------     -----   ------     -----
Income (Loss) before Income Tax       (23)      (778)     (4.9)  (1,229)    (36.7)     (23)      (778)     (4.9)     870    (189.4)
                                    -----     ------     -----   ------    ------   ------    -------     -----   ------     -----
Income Tax Benefit (Expense)            0          0       0.0       (0)      --         0          0       0.0        0       --
                                    -----     ------     -----   ------    ------   ------    -------     -----   ------     -----
Net Income (Loss)                     (23)      (778)     (4.9)  (1,229)    (36.7)     (23)      (778)     (4.9)     870    (189.4)
                                    =====     ======     =====   ======    ======   ======    =======     =====   ======     =====

Basic Earnings (Loss) Per Share    (0.006)     (0.21)             (0.43)            (0.006)     (0.21)              0.25
                                    -----     ------             ------             ------    -------             ------
Basic Earnings (Loss) Per ADS      (0.062)     (2.14)             (4.28)            (0.062)     (2.14)              2.48
                                    -----     ------             ------             ------    -------             ------
Weighted Average Number of
  Shares Outstanding (2)                       3,640              2,870                         3,640              3,514
                                              ------             ------                       -------             ------

Note: (1) New Taiwan dollars amounts have been translated into U.S. dollars at the weighted average rate of NT$34.5653 per U.S. dollar for the fourth quarter of 2002

     (2)  One ADR equals 10 ordinary shares

*    All 2002 figures are unaudited, prepared by AU Optronics.

                              AU OPTRONICS CORP.
                    UNCONSOLIDATED STATEMENT OF CASH FLOWS*
                 For the 12 Months Ended Dec 31, 2002 and 2001
    (Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD))

                                                                   2002           2001
                                                           -----------------     ------
                                                              USD       NTD        NTD
                                                           ------     ------     ------
Cash Flows from Operating Activities:
Net Income                                                    173      6,023     (6,710)
Depreciation & Amortization                                   369     12,830      8,956
Provision (Reversal) for Inventory Devaluation                  0         (3)       235
Long-Term Investment Loss under Equity Method                  26        896         13
Changes in Working Capital & Others                            48      1,680     (1,182)
                                                           ------     ------     ------
Net Cash Provided by (Used in) Operating Activities           616     21,426      1,312

Cash Flows from Investing Activities:
Decrease (Increase) in Short-Term Investments                  34      1,194       (787)
Acquisition of Property, Plant and Equipment                 (458)   (15,910)   (13,867)
Proceeds from Disposal of Property, Plant and Equipment         8        290          2
Increase in Long-Term Equity Investments                      (50)    (1,734)      (179)
Decrease (Increase) in Restricted Cash in Bank                  3         97         75
Increase in Intangible Assets                                 (33)    (1,134)      (673)
Decrease (Increase) in Other Assets                            (3)      (121)         8
                                                           ------     ------     ------
Net Cash Used in Investing Activities                        (499)   (17,318)   (15,422)

Cash Flows from Financing Activities:
Decrease in Short-Term Borrowings                             (74)    (2,586)    (5,291)
Increase in Guarantee Deposits                                  1         22        (75)
Increase (Decrease) in Long-Term Borrowings                   (38)    (1,304)    14,270
Issuance of Common Stock for Cash                             552     19,170      7,900
Directors' and Supervisors' Remuneration                        0          0        (18)
Increase in Treasury Stock                                     (5)      (183)         0
                                                           ------     ------     ------
Net Cash Provided by Financing Activities                     436     15,119     16,786

Effect of Exchange Rate Change on Cash                          0        (11)         5
                                                           ------     ------     ------
Net increase (Decrease) In Cash and Cash Equivalents          553     19,216      2,681
                                                           ------     ------     ------
Cash and Cash Equivalents at Beginning of Period              185      6,443      3,762
Cash and Cash Equivalents at End of Period                    738     25,659      6,443
                                                           ======     ======     ======


Note: New Taiwan dollars amount's have been translated into U.S. dollars at the rate of NT$34.753 per U.S. dollar at the end of Dec. 2002

*    All 2002 figures are unaudited, prepared by AU Optronics.

                              AU OPTRONICS CORP.
                    UNCONSOLIDATED STATEMENT OF CASH FLOWS*
                      For the 3 Months Ended Dec 31, 2002
    (Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD))

                                                                    2002 4Q
                                                              ----------------
                                                                USD        NTD
                                                              -----      -----
Cash Flows from Operating Activities:
Net Income                                                      (22)      (777)
  Depreciation & Amortization                                    99      3,448
  Provision (Reversal) for Inventory Devaluation                 (5)      (182)
  Long-term Investment Loss under Equity Method                  14        500
  Changes in Working Capital & Others                            80      2,783
                                                              -----      -----
  Net Cash Provided by (Used in) Operating Activities           166      5,772

Cash Flows from Investing Activities:
  Decrease (Increase) in Short-Term Investments                   9        326
  Acquisition of Property, Plant and Equipment                 (168)    (5,828)
  Proceeds from Disposal of Property, Plant and Equipment         6        209
  Increase in Long-Term Equity Investments                        0          0
  Decrease (Increase) in Restricted Cash in Bank                  0          4
  Increase in Intangible Assets                                  (5)      (172)
  Decrease (Increase) in Other Assets                            (3)      (120)
                                                              -----      -----
  Net Cash Used in Investing Activities                        (161)    (5,581)

Cash Flows from Financing Activities:
  Decrease in Short-Term Borrowings                               0          0
  Increase in Guarantee Deposits                                  1         22
  Increase (Decrease) in Long-Term Borrowings                   (21)      (747)
  Issuance of Common Stock for Cash                               0          0
  Directors' and Supervisors' Remuneration                        0          0
  Increase in Treasury Stock                                     (5)      (183)
                                                              -----      -----
  Net Cash Provided by Financing Activities                     (25)      (908)

Effect of Exchange Rate Change on Cash                            0         (6)
                                                              -----      -----
Net Increase (Decrease) in Cash and Cash Equivalents            (20)      (723)
                                                              -----      -----
Cash and Cash Equivalents at Beginning of Period                759     26,382
Cash and Cash Equivalents at End of Period                      739     25,659
                                                              =====      =====


Note: New Taiwan dollars amounts have been translated into U.S. dollars at the rate of NT$34.753 per U.S. dollar at the end of Dec 2002

*    All 2002 figures are unaudited, prepared by AU Optronics.

                                                                         Item 3


[LOGO]                                                    FOR IMMEDIATE RELEASE


For Further Information:
Yawen Hsiao
Corporate Communications Dept.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

          AU Optronics Corp. Announces FY 2002 Unconsolidated Results

-------------------------------------------------------------------------------
     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), the world's third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited results of operations for the year ended December 31, 2002. All financial information was prepared in accordance with generally accepted accounting principles in Taiwan ("ROC GAAP") on an unconsolidated basis. There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002. The unaudited unconsolidated financial information presented herein is not necessarily indicative of our future financial results.
-------------------------------------------------------------------------------

Hsinchu, Taiwan, January 28, 2003 -
AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), today announced its unaudited financial results on an unconsolidated basis for FY 2002. Net sales for the year ended December 31, 2002 amounted to NT$75,507 million, representing a 100.9% increase from NT$37,589 million in the year-ago period. Net income was NT$6,023 million, compared to a net loss of NT$(6,710) million for FY2001. Basic and fully diluted EPS for FY2002 were NT$1.7 and NT$1.6, respectively.

Net sales for the quarter ended December 31, 2002 amounted to NT$15,964 million, representing a 6.4% increase from NT$15,007 million in the year-ago period and a 6.8% decline sequentially. Net loss was NT$(778) million, compared to a net loss of NT$(1,229) million for the same period of 2001 and NT$870 million net profit from 3Q'02.

Gross profit in 4Q'02 totaled NT$1,052 million and operating loss was NT$(50) million, reflecting a gross margin of 6.6% and operating margin of (0.3)%.

The operational results for the quarter were in line with our expectations, attributed by lowering average selling prices ("ASP") during 4Q'02. Unit shipment of large-size panels (>8.4") amounted 2.15 million, representing approximately a 21.9% growth while blended large-size panel ASP in US$ for the quarter decreased 21.7% from 3Q'02. Unit shipment of small & medium size panel business reached 3.09 million in 4Q'02 and contributed 12% of revenue for the quarter - AU Optronics currently ranked No. 4 globally in digital still camera ("DSC"), No 2 in digital video camera ("DVC"), and No. 3 worldwide in automobile monitor segments in terms of market share.

FY 2002 Results: YoY comparison Highlights

o    Net sales grew 100.9% YoY to NT$75.5 billion

o Net income was NT$6,023 million vs. net loss of NT$(6,710) million in the year-ago period

o Gross profit of NT$12.7 billion vs. a gross loss of NT$(2.8) billion in FY2001, gross margin increase from (7.4)% in FY2001 to 16.9%

o Operating income totaled NT$8.6 billion vs. an operating loss of NT$(6.3) billion in FY2001, operating margin improved from (16.7)% in FY 2001 to 11.4% in FY2002

o Fully diluted EPS for FY 2002 of NT$1.6 vs. loss per common share of NT$(2.3) in the year-ago period.

About AU Optronics:

AU Optronics is among the world's largest manufacturers of large-size thin film transistor l1Quid crystal display panels ("TFT-LCDs"), which are currently the most widely used flat panel display technology. TFT-LCDs are used in notebook computers, desktop monitors and televisions, digital cameras, DVD players, PDAs, mobile phones, portable games, and car navigation systems, among other applications.

AU Optronics was formed by the merger of Acer Display Technology, Inc. and Unipac Optoelectronics Corporation in 2001. The Company is now one of the few manufacturers globally with capabilities to serve both the small and large-size TFT-LCD sectors.

                                     # # #

                                                                         Item 4


[LOGO]                                                             News Release

NMV's 17" SXGA Monitor, utilizing AU Optronics' Panel is Chosen by PC USER Magazine as Editors' Choice

FOR MORE INFORMATION
--------------------

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan,
R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

Hsinchu, Taiwan, January 20th, 2003 -

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), announced today that NEC-Mitsubishi Electronic Visual Systems Corporation ("NMV"), a merger of Japan's NEC and Mitsubishi specialized in display products, utilizing AU Optronics designed and developed 17" SXGA (M170EN05) monitor panel, has been recognized for its performance excellence. The monitor's impressive response time, high brightness, high contrast ratio, to name a few has placed it amongst the best of its kind in Japan's PC USER Magazines as 2002-03 Editor's Choice for PC Monitors.

According to a respected Japanese PC publication - PC USER Magazine (160th Edition, January 24th 2003 distribution), NMV's 17" monitor (model RDT176S) was ranked as the most sought after PC monitor in its category. NMV utilizes the 17" SXGA TFT-LCD monitor panel from AU Optronics, which has been highly recognized for its excellent performance.

Sharing the same view, Tom's Hardware Guide, a leading independent editorial PC review launched by Dr. Thomas Pabst in 1996, also recognized AU Optronics 17" SXGA monitor panels as " An LCD Screen to Start the Year With". In its January 9th, 2003 article of " Hitachi CML 174SXW: An LCD Screen to Start the Year With" (link to http://www6.tomshardware.com/display/ 20030109/index.html), the guide reiterates that " its features are better than those of the MVA and IPS screens....,the Taiwanese manufacturer ( AU Optronics)
has outdone it self, on paper the (monitor) outperform all of its competitors".

The panel's high response time (16ms), high brightness (260 nit), high contract ratio (450:1), combined with its ability to display smooth clear images without mura (without display non-uniformity) are some of its optimized qualities. AUO's flat panel with "Slim Bezel" specifications is the icing on the cake.

PC USER Magazine's Editors' Choice ranks the best from each of 15 different categories of PC available in the 2002 market place. According to Business Computer News (BCN), a publication which compiles weekly monitor sales from a sample of 729 Japan retailers, NMV's RDT176S dominates 27.5% amongst 16" and 17" LCD Monitors category during the week of 6th. January. As flat panel desk top monitors are becoming increasingly popular due to its space saving and compact designs, the 17" SXGA monitor panel from AU Optronics has outshined others with exceptional quality and competitive pricing.

ABOUT AU OPTRONICS

AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a world-leading manufacturer of TFT-LCD modules. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

Currently AUO operates three 3.5-generation and one fourth-generation TFT-LCD fab. A fifth-generation TFT-LCD fab, currently under trial run and equipment installation, is expected to begin commercial production in the second quarter of 2003. AUO also operates three module assembly facilities, and one R&D fab, specializing in low temperature poly silicon TFT and organic LED.

In addition to manufacturing and assembly facilities in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through two business units including Audio Video Displays Applications and Information Displays Applications. The Company had net sales under ROC GAAP of NT$75.5 billion (US$2.15 billion) in 2002. Website: http://www.auo.com

                                     # # #